SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
PUBLICLY HELD COMPANY
Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80
Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS' MEETING

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Extraordinary Shareholders’ Meeting (“ESM” or “Meeting”), to be held on May 27, 2024, at 11:00 a.m., in an exclusively digital format, through the Ten Meetings platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission, of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

I.	approve the amendment to the Company’s Bylaws and its subsequent consolidation, relating to: (a) the amendment of article 3, to include the authorized capital, pursuant to the terms of article 168 of Federal Law 6,404/1976, allowing the Board of Directors to increase the Company's share capital up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) common, registered, book-entry shares with no par value, without requiring an amendment to the Bylaws, and (b) the inclusion of a new article 51, with the applicable rules on the possibility of the Company signing indemnity contracts with the members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers and all other employees and legal representatives acting as delegates on behalf of the Company's administrators;
II.	approve the complete reform of the Company's Bylaws, under a suspensive condition for the settlement of a public offering for the distribution of shares issued by the Company addressed in State Law 17,853/2023 (“Public Privatization Offering“), to include the provisions applicable to the Company after a privatization, including, among others, the creation of a special class of preferred shares exclusively held by the State of São Paulo, limitation of voting rights, change in the composition of the Company's Board of Directors, the election of members of the Board of Directors through the slate system, the creation of the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related Party Transactions Committee, and the requirement for a public takeover offering upon reaching a relevant shareholding; and
III.	approve the conversion, under a suspensive condition for the settlement of the Public Privatization Offering, of 1 (one) common share held by the State of São Paulo in 1 (one) share of a special class exclusively held by the State of São Paulo, pursuant to article 17, paragraph 7, of Federal Law 6,404/1976, and in accordance with article 3 of State Law 17,853/2023; and
IV.	substitute a sitting member of the Fiscal Council.

Shareholder Information:

The Meeting will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person or by a proxy, through the electronic platform at the time defined for the ESM, or (ii) by sending voting instructions before the ESM is held, through a Remote Voting Form (“BVD”).

The rules and procedures for Shareholders’ participation in the Meeting are detailed in the Manual for Participation in the Meeting, and the information about the matters to be resolved at the Meeting is detailed in the Management Proposal, both of which are available on the Company’s Investor Relations website (ri.sabesp.com.br), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (www.gov.br/cvm).

I.	Participation through the electronic platform

Shareholders who want to participate in the Meeting must pre-register on the Ten Meetings Platform at the following link https://assembleia.ten.com.br/907562746, until 11:00 a.m. of May 25, 2024, by selecting the “Cadastrar” option and uploading the documents detailed below:

•	Photo ID document (identification document, foreign registration document, driver’s license, or professional class identification officially recognized in Brazil) of the shareholder or, if represented, their legal representative;
•	Statement issued by the institution providing bookkeeping services or by the custodian institution, stating the number of shares held, dated no more than 3 (three) business days before the accreditation for participation in the Meeting; and, additionally,
•	For investment fund shareholders: a copy of the consolidated fund regulations and bylaws or articles of organization of its administrator or manager, as applicable, together with the corporate documentation proving the administrator’s or manager’s powers of legal representation, as applicable (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized);
•	For legal entities shareholders: a copy of the bylaws or current articles of organization and corporate documentation proving the shareholder’s powers of legal representation (election of administrators and/or power of attorney, whereby in case of participation by proxy, the signature of the grantor does not need to be notarized).

If the shareholder wishes to be represented by a proxy, they must register in the Ten Meetings Platform, in addition to the documents indicated above, the power of attorney, under the law and the Manual for Participation in the Meeting.

It should be noted that the personal data and documents requested for accreditation and participation in the Meeting will be used exclusively for this purpose and their handling is justified within the terms of article 7, item II, of Law 13,709/2018 (compliance with legal requirement), according to Brazilian Corporation Law and correlated regulations.

After analysis and validation of the document, the Shareholders or their representatives will receive a confirmation of registration on the Ten Meetings Platform by email. Access to the ESM will be restricted to Shareholders and/or their representatives or proxies accredited within the term defined by the Company, who will receive an individual invitation with specific instructions to access the digital platform.

II.	Participation through the Remote Voting Form

If Shareholders decide to participate in the ESM through the remote voting form, they must (a) send filling instructions of the Remote Voting Form to service providers for the collection and transmission of instructions for filling out these documents (custody agents or bookkeeping agents of the shares issued by the Company), provided that such instructions are received within up to seven (7) days before the Meeting; or (b) send the Remote Voting Form directly to the Company; or (c) send the voting instructions via the Ten Meetings Platform (through the link https://assembleia.ten.com.br/907562746), on the table “BVD”, provided that the instructions are received within seven (7) days before the ESM (i.e. May 20, 2024), and any Remote Voting Forms received by the Company after this deadline will be disregarded.

The sending of the BVD to the custody agent or bookkeeping agent shall observe the applicable rules and procedures indicated by these service providers. BVD sent directly to the Company – (i) mailing address, to Rua Costa Carvalho, nº 300, City and State of São Paulo (to the care of the Superintendência de Captação de Recursos e Relações com Investidores); (ii) by email to sabesp.ri@sabesp.com.br; or (iii) through the Ten Meetings Platform, through link https://assembleia.ten.com.br/907562746 - must be accompanied by the documentation listed in item I above and detailed in the Manual for the Participation in the Meeting.

Shareholders who send their Remote Voting Forms may participate in the Meeting via the digital system. However, should they exercise their voting right in real time at the respective Meeting, their Remote Voting Forms will be fully disregarded, and the votes cast during the Meeting will be considered valid.

São Paulo, April 26, 2024.

Karla Bertocco Trindade

Chair of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 30, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.